EXHIBIT 99.1

European Marketing Application for AVT23, a Proposed Biosimilar to Xolair® (omalizumab), Accepted by the European Medicines Agency

LONDON and REYKJAVIK, Iceland, Oct. 06, 2025 (GLOBE NEWSWIRE) -- Advanz Pharma Holdco Limited (“Advanz Pharma”), a UK headquartered global pharmaceutical company with a strategic focus on specialty, hospital, and rare disease medicines in Europe and Alvotech (NASDAQ: ALVO), a global biotech company specializing in the development and manufacture of biosimilar medicines for patients worldwide, today announced that the European Medicines Agency (EMA) has accepted a Marketing Authorization Application for AVT23, a proposed biosimilar to Xolair® (omalizumab).

Nick Warwick, Chief Medical Officer of Advanz Pharma said, "The EMA’s acceptance of the marketing application for AVT23 marks an important milestone in our mission to expand access to high-quality, affordable biologic medicines for patients across Europe. We look forward to working with Alvotech to bring this important therapy closer to the patients who need it."

"Bringing us a step closer to offering this important therapy in respiratory disease more broadly, is excellent news for our partnership with Advanz Pharma, patients and caregivers. Alvotech is focused on leveraging its end-to-end biosimilars platform in support of broader access to affordable biologic medicines," said Joseph McClellan, Chief Scientific and Technical Officer of Alvotech.

Alvotech developed AVT23 in collaboration with Kashiv BioSciences LLC, and Advanz Pharma has licensed commercial rights in the European Economic Area (European Union, Norway, Iceland and Lichtenstein), UK, Switzerland, Canada, Australia and New Zealand. The UK Medicines and Healthcare Products Regulatory Agency (MHRA) accepted a Marketing Authorization Application for AVT23 earlier this year.

Omalizumab is a prescription biologic medicine used to improve the control of severe persistent asthma caused by an allergy. It is also used to treat long-term itchy rash (chronic spontaneous urticaria) and inflamed lining of the nose and sinuses with swellings in the nose (severe chronic rhinosinusitis with nasal polyps).

About AVT23
AVT23 is a proposed biosimilar to Xolair® (omalizumab). Omalizumab is a humanized monoclonal antibody that targets free immunoglobulin E (IgE). Xolair®, which contains omalizumab, is indicated for severe persistent allergic asthma, chronic spontaneous urticaria and chronic rhinosinusitis with nasal polyps (CRSwNP) [1]. AVT23 is an investigational product and has not received regulatory approval in any country. Biosimilarity has not been established by regulatory authorities and is not claimed.

Sources
[1] Xolair EMA product information

Use of trademarks
Xolair® is a registered trademark of Novartis AG.

About Alvotech
Alvotech is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products, and services, enabled by a fully integrated approach and broad in-house capabilities. Alvotech has launched two biosimilars. The current development pipeline includes nine disclosed biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. Alvotech’s commercial partners include Teva Pharmaceuticals, a US affiliate of Teva Pharmaceutical Industries Ltd. (US), STADA Arzneimittel AG (EU), Fuji Pharma Co., Ltd (Japan), Advanz Pharma (EEA, UK, Switzerland, Canada, Australia and New Zealand), Dr. Reddy’s (EEA, UK and US), Biogaran (FR), Cipla/Cipla Gulf/Cipla Med Pro (Australia, New Zealand, South Africa/Africa), JAMP Pharma Corporation (Canada), Yangtze River Pharmaceutical (Group) Co., Ltd. (China), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS Holding LLC (Middle East and North Africa), Abdi Ibrahim (Turkey), Kamada Ltd. (Israel), Mega Labs, Stein, Libbs, Tuteur and Saval (Latin America) and Lotus Pharmaceuticals Co., Ltd. (Thailand, Vietnam, Philippines, and South Korea). Each commercial partnership covers a unique set of product(s) and territories. Except as specifically set forth therein, Alvotech disclaims responsibility for the content of periodic filings, disclosures and other reports made available by its partners. For more information, please visit www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

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About Advanz Pharma
Partner of choice in specialty, hospital, and rare disease medicines. Advanz Pharma is a global pharmaceutical company with the purpose to improve patients’ lives by providing and enhancing the specialty, hospital, and rare disease medicines they depend on. Our headquarters are in London, UK. We have commercial sales in more than 90 countries globally and have a direct commercial presence in more than 20 countries, including key countries in Europe, the US, Canada, and Australia, a Centre of Excellence in Mumbai, India, as well as an established global distribution and commercialization partner network. Advanz Pharma’s product portfolio and pipeline comprises innovative medicines, specialty generics & biosimilars, and originator brands. Our products cover a broad range of therapeutic areas, including hepatology, gastroenterology, anti-infectives, critical care, endocrinology, oncology, CNS, and, more broadly, rare disease medicines. Our ambition is to be a partner of choice for the commercialization of specialty, hospital, and rare disease medicines in Europe, Canada, and Australia. In line with our ambition, we are partnering with biopharma and development companies to bring medicines to patients. We can only achieve this due to our dedicated and highly qualified employees, acting in line with our company values of entrepreneurship, speed, and integrity.

Alvotech Forward-Looking Statements
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Advanz Forward-Looking Statements
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CONTACTS

ALVOTECH
Benedikt Stefansson, VP Investor Relations and Global Communications
alvotech.ir@alvotech.com

ADVANZ PHARMA
Courtney Baines
Tel: +44 7776 516979
courtney.baines@advanzpharma.com